                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                         SYSTEMONE TECHNOLOGIES, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  81787Q 10 4
                                (CUSIP Number)

                               Bruce R. McMaken
                 600 Travis, Suite 3100, Houston, Texas 77002
                                 713-224-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


       May 17, 1999, May 2, 2000, August 7, 2000, and November 10, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81787Q 10 4                 13D                  Pages 2 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Environmental Opportunities Fund, L.P.
      Environmental Opportunities Fund II (Institutional), L.P.
      Environmental Opportunities Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware limited partnerships
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,171,365
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,171,365
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,171,365
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 81787Q 10 4                 13D                  Pages 3 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Environmental Opportunities Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          492,257
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          492,257
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      492,257
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.40%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 81787Q 10 4                 13D                  Pages 4 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Environmental Opportunities Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          359,277
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          359,277
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      359,277
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 81787Q 10 4                 13D                  Pages 5 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Environmental Opportunities Fund II (Institutional), L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,319,831
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,319,831
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,319,831
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.77%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 81787Q 10 4                 13D                  Pages 6 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Environmental Opportunities Management Company, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware limited liability company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          492,257
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          492,257
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      492,257
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.40%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 81787Q 10 4                 13D                  Pages 7 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fund II Mgt. Co., LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware limited liability company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,679,108
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,679,108
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,679,108
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 81787Q 10 4                 13D                  Page 8 of 22 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Sanders Morris Harris Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,171,365
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,171,365
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,171,365
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO.  81787Q 10 4                         13D           Page 9 of 22 Pages


Item 1.  Security and Issuer.

     This statement relates to the common stock of SystemOne Technologies, Inc., a Florida corporation. The principal executive office of the issuer of such securities is located at 8305 N.W. 27th Street, Suite 107, Miami, Florida
33122.

Item 2.  Identity and Background.

     Environmental Opportunities Fund, L.P. is a Delaware limited partnership ("EOF") whose principal business is making investments in the securities of other entities. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

     Environmental Opportunities Management Company, L.L.C. (the "EOF GP") is a Delaware limited liability company and the sole general partner of EOF. The principal business of EOF GP is to act as general partner of EOF. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. The disposition of investments owned by EOF is determined by the investment committee of EOF GP. Attached as Appendix B is information concerning the members of the investment committee required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of EOF GP.

     Environmental Opportunities Fund II, L.P. ("Fund II") and Environmental Opportunities Fund II, (Institutional), L.P. ("EOF II Institutional") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

     EOF, Fund II, and EOF II Institutional are referred to collectively as the "Funds."

     Fund II Mgt. Co., LLC (the "EOF II GP") is a Delaware limited liability company and the sole general partner of Fund II and EOF II Institutional. The principal business of EOF II GP is to act as general partner of such funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. The disposition of investments owned by Fund II and EOF II Institutional is determined by the investment committee of EOF II GP. Attached as Appendix B-1 is information concerning the members of the investment committee required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of EOF II GP.

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of EOF GP and EOF II GP. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Sanders Morris Harris. Sanders Morris Harris is a wholly

CUSIP NO. 81787Q 10 4                     13D            Page 10 of 22 Pages
owned subsidiary of Pinnacle Global Group, Inc. Sanders Morris Harris is a registered broker/dealer.

     Pinnacle Global Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 5599 San Felipe, Suite 301, Houston, Texas 77056. Attached as Appendix A-1 is information concerning the executive officers and directors of Pinnacle Global Group required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of Pinnacle Global Group. No corporation or other person is or may be deemed to be ultimately in control of Pinnacle Global Group.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A, A-1, B, and B-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A, A-1, B, and B-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.

     On May 17, 1999, EOF purchased 20,200 shares of Series B Convertible Preferred Stock, $1.00 par value ("Series B Preferred Stock") of the Issuer for an aggregate consideration of $2,020,000, Fund II purchased 6,484 shares of Series B Preferred Stock for an aggregate consideration of $648,400, and EOF II Institutional purchased 23,816 shares of Series B Preferred Stock for an aggregate consideration of $2,381,600. The source of these funds was working capital of the Funds. As of December 31, 2000, each share of Series B Preferred stock is convertible into 21.37 shares of common stock of the Issuer.

     On May 2, 2000, Fund II purchased 2,140 shares of Series D Convertible Preferred Stock, $1.00 par value ("Series D Preferred Stock") of the Issuer, together with warrants (the "Series D Warrants") to acquire 61,143 shares of common stock of the Issuer for an aggregate consideration $214,000 and EOF II Institutional purchased 7,860 shares of Series D Preferred Stock, together with Series D Warrants to acquire 224,571 shares of common stock of the Issuer for an aggregate consideration of $786,000. The source of these funds was a margin loan extended by Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, which was repaid with a loan extended to the Funds by Fund II GP. As of December 31, 2000, each share of Series D Preferred Stock is convertible into 28.57 shares of common stock of the Issuer. The Series D Warrants are exercisable for five years at a price of $3.50 per share.

     On August 7, 2000, Fund II loaned the Issuer $267,5000 and in connection with such loan received warrants (the "August 2000 Warrants") to purchase 76,429

CUSIP NO. 81787Q 10 4                     13D            Page 11 of 22 Pages
shares of common stock of the Issuer and EOF II Institutional loaned the Issuer $982,500 and in connection with such loan received August 2000 Warrants to purchase 280,714 shares of common stock of the Issuer. The source of these funds was a loan to Fund II by EOF II GP.

     On November 10, 2000, Fund II loaned the Issuer $85,600 and in connection with such loan received warrants (the "November 2000 Warrants") to purchase 24,457 shares of common stock of the Issuer and EOF II Institutional loaned the Issuer $314,400 and in connection with such loan received November 2000 Warrants to purchase 89,829 shares of common stock of the Issuer. The source of these funds was a loan to Fund II by Hanseatic Americas LDC, which was repaid with a loan extended to Fund II by EOF II GP.

Item 4.  Purpose of Transaction.

     On May 17, 1999, the Funds acquired 50,000 shares of Series B Preferred Stock in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

     On May 2, 2000, the Funds acquired 10,000 shares of Series D Preferred Stock and Series D Warrants to purchase 285,714 shares of common stock of the Issuer, in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

     On August 7, 2000, the Funds received August 2000 Warrants to purchase 370,543 shares of common stock of the Issuer in connection with a privately negotiated loan transaction. The Funds entered into this transaction for general investment purposes.

     On November 10, 2000, the Funds received November 2000 Warrants to purchase 100,886 shares of common stock of the Issuer in connection with a privately negotiated loan transaction. The Funds entered into this transaction for general investment purposes. The August 2000 Warrants and the November 2000 Warrants were consolidated into warrants (the "Substitute Warrants")to purchase an aggregate of 471,429 shares of common stock (subject to adjustment), at a price of $3.50 per share until August 7, 2005. The Substitute Warrants provide that, prior to August 7, 2001, the Funds may not exercise the Substitute Warrants to acquire more than 75% of the maximum number of shares issuable thereunder. In addition, the Issuer has agreed that, if it does not repay the August and November 2000 loans on or before February 7, 2002, the Issuer will issue to the Funds additional warrants (the "Additional Warrants") to purchase up to 471,429 shares of common stock, at a price of $3.50 per share (subject to adjustment). The issuance of the Additional Warrants remains subject to any shareholder approval required by The Nasdaq Stock Market.

     On May 2, 2000, in connection with the acquisition by the Funds of their Series D Preferred Stock and Warrants, the Funds entered into a shareholders agreement dated May 2, 2000 (the "Shareholders Agreement") with the Issuer and certain other shareholders, pursuant to which the Board of Directors of the

CUSIP NO. 81787Q 10 4                 13D            Page 12 of 22 Pages

Issuer was set at five persons, two of whom shall be nominated by written instruction delivered by the holders of two-thirds or more of the outstanding shares of Series D Preferred Stock (the "Required Preferred Shareholders"). In accordance with such arrangements, the Funds designated Kenneth C. Leung and the other holders of Series D Preferred Stock, designated Paul A. Biddelman, for election to the Board of Directors.

     The parties to the Shareholders Agreement have agreed to vote, and to cause their affiliates to vote, the securities of the Issuer respectively beneficially owned by them, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), for, and the Issuer has agreed to take all action to cause, the election of such designees and, as successors thereto, respectively, those replacements nominated in the same manner. The Shareholders Agreement further requires: (i) the appointment of executive, audit and finance and compensation committees of the Board of Directors of the Issuer, with the mandate thereof to be subject to approval by the directors nominated by the Required Preferred Shareholders; (ii) for such directors to serve on each such committee; and (iii) for a majority of the members of each such committee to consist of independent directors.

     The foregoing provisions of the Shareholders Agreement remain in effect until: (i) early conversion of the Series D Preferred Stock, Series B Preferred Stock and Series C Convertible Preferred Stock, $1.00 par value (the "Series C Preferred Stock"), in accordance with the terms thereof, affecting 50% or more of the shares owned by the holders of such stock (the "Preferred Shareholders") on the Closing Date ("Early Conversion Event"); or (ii) the Preferred Shareholders beneficially own less than 50% of the shares owned by them on the Closing Date (an "Ownership Event") and such shares entitle the holders to cast votes totaling less than 20% of all votes cast by the Issuer's voting securities (a "Voting Event").

     The Shareholders Agreement also provides for specified additional actions during a period (the "Special Term") expiring on the earliest of the Early Conversion Event, the Ownership Event, or the Voting Event. During the Special Term, in the event the Issuer fails to achieve certain results during the third quarter of 2000, the Required Preferred Shareholders may elect to require the Issuer to obtain the immediate resignation of an independent director from the Board of Directors, failing which the Board of Directors shall be expanded by two, with all such vacancies to be filled by nominees of the Required Preferred Shareholders. During the Special Term, certain specified determinations by the Board of Directors of the Issuer, including authorization of any merger plan or similar transaction or material acquisition, the issuance of certain securities or the employment of senior management, require concurrence of the directors designated by the Required Preferred Shareholders.

     Dividends on the Series D Preferred Stock accrue at the rate of 8.25% per annum based on the liquidation preference thereof, and are payable semi-annually in additional shares of Series D Preferred Stock, valued at their liquidation preference, through the second anniversary of issuance and thereafter in cash or additional shares at the election of the Corporation. The shares of Series D Preferred Stock are convertible into a number of shares of Common Stock

CUSIP NO. 81787Q 10 4                 13D            Page 13 of 22 Pages

calculated by dividing the liquidation preference of the Series D Preferred Stock by a conversion price of $3.50 per share (subject to adjustment in accordance with the terms thereof), and in specified circumstances are convertible into other securities of the Corporation. The shares of Series D Preferred Stock are subject to mandatory early conversion into Common Stock, in whole or in part, in specified events, may be redeemed at the option of the Issuer subsequent to specified dates at specified premiums on their liquidation preference and must be redeemed at their liquidation preference on May 17, 2004. The terms of the Series D Preferred Stock also entitle the holder to require the Issuer to purchase such shares in specified change-in-control events or upon breach by the Issuer of its commitments to such holder. The Series D Preferred Stock has parity with the Series B Preferred Stock and Series C Preferred Stock in distributions upon any liquidation or dissolution of the Issuer, with all senior in rank to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all such parity series and the Common Stock vote together as a single class (with each share of convertible preferred stock casting a number of votes equal to the number of shares of Common Stock into which it is convertible).

     Dividends on the Series B Preferred Stock accrue at a rate of 8.25% per annum based on the liquidation preference thereof, and are payable semi-annually in additional shares of Series C Preferred Stock, valued at their liquidation preference, through the second anniversary of issuance and thereafter in cash or additional shares at the election of the Corporation. The shares of Series B Preferred Stock are convertible into a number of shares of Common Stock calculated by dividing the liquidation preference of the Series B Preferred Stock by a conversion price of $4.68 per share (subject adjustment in accordance with the terms thereof). The shares of Series B Preferred Stock are subject to mandatory early conversion into shares of Common Stock, in whole or in part, in specified events, may be redeemed at the option of the Issuer subsequent to specified dates at specified premiums on their liquidation preference and must be redeemed at their liquidation preference on May 17, 2004. The terms of the Series B Preferred Stock also entitle the holder to require the Issuer to purchase such shares in specified change-in-control events or upon breach by the Issuer of its commitments to such holder.

     Subject to the foregoing, the Funds have acquired all securities of the Issuer that they presently own as an investment. The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger,

CUSIP NO. 81787Q 10 4                 13D            Page 14 of 22 Pages

reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                        Aggregate Number of     Percentage of
     Beneficial Owner                       Shares Owned            Class

Environmental Opportunities Fund, L.P.        492,257(1)               9.40
Environmental Opportunities Fund              359,277(2)               7.04
      II, L.P.
Environmental Opportunities Fund II
      (Institutional), L.P.                 1,319,831(3)              21.77
Environmental Opportunities
      Management Company, L.L.C.              492,257(4)               9.40
Fund II Mgt. Co., LLC                       1,679,108(5)              26.15
Sanders Morris Harris Inc.                  2,171,365(6)              31.40

_____________
(1) Includes 23,035 shares of Series B Preferred Stock that are immediately convertible into 492,257 shares of common stock at a conversion price of $4.68 per share.
(2) Includes 7,393 shares of Series B Preferred Stock that are immediately convertible into 157,988 shares of common stock at a conversion price of $4.68 per share; 2,257 shares of Series D Preferred Stock that are immediately convertible into 64,482 shares of common stock at a conversion price of $3.50 per share; a Series D Warrant to purchase 61,143 shares of common stock that is immediately exercisable at an exercise price of $3.50 per share; and a Substitute Warrant to purchase 100,886 shares of common stock that is immediately exercisable or exercisable within 60 days from the date hereof for 75,664 shares of common stock at an exercise price of $3.50 per share.
(3) Includes 27,162 shares of Series B Preferred Stock that are immediately convertible into 580,451 shares of common stock at a conversion price of $4.68 per share; 8,292 shares of Series D Preferred Stock that are immediately convertible into 236,902 shares of common stock at a conversion price of $3.50 per share; a Series D Warrant to purchase 224,571 shares of common stock that is immediately exercisable at an

CUSIP NO.  81787Q 10 4                   13D          Page 15 of 22 Pages

     exercise price of $3.50 per share; and a Substitute Warrant to purchase 370,543 shares of common stock that is immediately exercisable or exercisable within 60 days from the date hereof for 277,900 shares of common stock at an exercise price of $3.50 per share.
(4)  Includes shares beneficially owned by Environmental Opportunities Fund,
     L.P.
(5) Includes shares beneficially owned by Environmental Opportunities Fund II, L.P. and Environmental Opportunities Fund II (Institutional), L.P.
(6) Includes shares beneficially owned by Environmental Opportunities Management Company, L.L.C. and Fund II Mgt. Co., LLC.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of common stock of the Issuer.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d) None

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the issuance of the Series D Preferred Stock and Series D Warrants, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series D Preferred Stock or exercise of the Series D Warrants, and to maintain the effectiveness of such registration statement until two years after the date of exercise of the last Warrant to be exercised.

     In connection with the issuance of the Series B Preferred Stock, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series D Preferred Stock, and to maintain the effectiveness of such registration statement until August 2001.

     In connection with the issuance of the November 2000 Warrants, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Substitute Warrants and the Additional Warrants, and to maintain the effectiveness of such registration statement until two years after the date of exercise of the last Substitute Warrant or Additional Warrant to be exercised.

CUSIP NO. 81787Q 10 4                  13D          Page 16 of 22 Pages

     See Item 4 for a description of voting arrangements under the Shareholders Agreement, which information is incorporated herein by reference.

     Except as stated herein, none of the Funds, EOF GP, EOF II GP, nor Sanders Morris Harris, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A, A-1, B, or B-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

Exhibit   Title

 A        Joint Filing Agreement

 B Certificate of Designation of Series B Convertible Preferred Stock dated as of May 13, 1999 (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Commission on May 27, 1999).

 C Certificate of Designation of Series D Convertible Preferred Stock dated as of May 2, 2000 (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Commission on May 15, 2000).

 D        Form of Warrant dated November 10, 2000 (incorporated by reference to
          Exhibit 4.7 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1000).

 E        Form of Warrant dated May 2, 2000 (incorporated by reference to
          Exhibit 4.1 of the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000).

 F Shareholders Agreement dated May 2, 2000, among the Issuer and the other parties thereto, including EOF, Fund II, and EOF II Institutional (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Commission on May 15, 2000.

 G Loan Agreement dated August 7, 2000 among the Issuer, Fund II, EOF II Institutional, and Hanseatic Americas LDC (incorporated by reference to Exhibit 10.1 of the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000).

CUSIP NO. 81787Q 10 4                 13D            Page 17 of 22 Pages

 H First Amendment to Loan Agreement dated November 10, 2000, among the Issuer, Fund II, EOF II Institutional, and Hanseatic Americas LDC (incorporated by reference to Exhibit 10.7 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2000.

 I Second Amendment to Loan Agreement dated November 30, 2000, among the Issuer, Fund II, EOF II Institutional, and Hanseatic Americas LDC (incorporated by reference to Exhibit 10.7 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2000.

 J Letter Agreement dated August 7, 2000, among the Issuer, EOF, Fund II, EOF II Institutional, Pierre Mansur, Paul Mansur, and Hanseatic Americas LDC (incorporated by reference to Exhibit 10.3 of the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000).

 K Series D Convertible Preferred Stock and Warrant Purchase Agreement dated May 2, 2000 entered into, inter alia, by EOF, Fund II, and EOF II Institutional (incorporated by reference to Exhibit B of the Schedule 13D dated May 2, 2000, filed by Hanseatic Americas LDC).

 L Promissory Note dated January 1, 2001, issued by Fund II payable to the order of Fund II Mgt. Co., LLC in the original principal amount of $594,417.86.

 M Promissory Note dated January 1, 2001, issued by EOF II Institutional payable to the order of Fund II Mgt. Co., LLC in the original principal amount of $2,252,948.96.

 N Pledge Agreement dated January 1, 2001, by Fund II in favor of Fund II Mgt. Co., LLC pursuant to which Fund II granted Fund II Mgt. Co., LLC a security interest in all of its assets to secure the promissory note in the original principal amount of $594,417.86.

 O Pledge Agreement dated January 1, 2001, by EOF II Institutional in favor of Fund II Mgt. Co., LLC pursuant to which EOF II Institutional granted Fund II Mgt. Co., LLC a security interest in all of its assets to secure the promissory note in the original principal amount of $2,252,948.96.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 8, 2000

                              Environmental Opportunities Fund, L.P.

                              By: Environmental Opportunities
                                    Management Company, L.L.C.



                              By      /s/ Bruce R. McMaken
                                 ----------------------------------
                                 Bruce R. McMaken, Manager


                              Environmental Opportunities Fund II, L.P.
                              Environmental Opportunities Fund II
                                    (Institutional), L.P.


                              By: Fund II Mgt. Co., LLC.



                              By      /s/ Bruce R. McMaken
                                 ----------------------------------
                                 Bruce R. McMaken, Manager


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 81787Q 10 4                 13D            Page 18 of 22 Pages

                                                                       Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 8, 2001

Signatures:

Environmental Opportunities Management Company, LLC


By      /s/ Bruce R. McMaken
   ----------------------------------
Name: Bruce R. McMaken
Title: Manager

Fund II Mgt. Co., LLC


By      /s/ Bruce R. McMaken
   ----------------------------------
Name: Bruce R. McMaken
Title: Manager


Sanders Morris Harris Inc.


By      /s/ Bruce R. McMaken
   ----------------------------------
Name: Bruce R. McMaken
Title: Senior Vice President



___________
Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

CUSIP NO. 81787Q 10 4               13D             Page 19 of 22 Pages

                                                                      Appendix A


                      Directors and Executive Officers of
                          Sanders Morris Harris Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                           Present Principal Occupation or Employment;
Name                                  Business Address
----                                  ----------------

Don A. Sanders             Chairman of the Executive Committee and Director
Ben T. Morris              President, Chief Executive Officer, and Director
George L. Ball             Chairman of the Board
Titus H. Harris, Jr.       Director and Executive Vice President
Richard C. Webb            Director and Executive Vice President
Anthony J. Barton          Director and Executive Vice President
Robert E. Garrison II      Director, Chairman and CEO of Pinnacle Global Group
Stephen M. Reckling        Director, Chairman and CEO of Pinnacle Management &
                           Trust Co.
Peter M. Badger            Director and President of Fixed Income Division
R. Larry Kinney            Director and Director of Trading Activities
Richard D. Grimes          Executive Vice President
Howard Y. Wong             Chief Financial Officer and Treasurer
Sandy Williams             Secretary

CUSIP NO. 81787Q 10 4               13D             Page 20 of 22 Pages

                                                                    Appendix A-1

                      Directors and Executive Officers of
                          Pinnacle Global Group Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Pinnacle Global Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 5599 San Felipe, Suite 301, Houston, Texas 77056. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


                         Present Principal Occupation or Employment;
Name                                 Business Address
----                                 ----------------
Robert E. Garrison II    President and Chief Executive Officer
Donald R. Campbell       Vice Chairman
Titus H. Harris, Jr.     Chairman of the Board
Don A. Sanders           Director, Chairman of the Executive Committee of
                         Sanders Morris Harris
Ben T. Morris            Director, President and CEO of Sanders Morris Harris
George L. Ball           Director and Chairman of the Board of Sanders Morris
                         Harris
Peter W. Badger          Director and President of Fixed Income Division
Stephen M. Reckling      Director, Chairman and CEO of Pinnacle Management &
                         Trust Co.
Richard C. Webb          Director, Executive Vice President of Sanders Morris
                         Harris
W. Blair Waltrip         Director, private investor
John H. Styles           Director, private investor

CUSIP NO. 81787Q 10 4               13D             Page 21 of 22 Pages

                                                                      Appendix B


                    Members of the Investment Committee of
            Environmental Opportunities Management Company, L.L.C.


     The following table sets forth the name, business address, and present principal occupation or employment of each member of the investment committee of Environmental Opportunities Management Company, L.L.C. Unless otherwise indicated below, each such person is a citizen of the United States. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation or Employment;
Name                                     Business Address
----                                     ----------------

Kenneth Ch'uan-K'ai Leung    Managing Director of Sanders Morris Harris Inc.,
                             his business address is 126 East 56th Street, 24th
                             Floor, New York, New York 10022.
Bruce R. McMaken             Senior Vice President, Investment Banking of
                             Sanders Morris Harris Inc., his business address is
                             600 Travis, Suite 3100, Houston, Texas 77002
John Quirk                   Partner of Quirk Carson Peppet, his business
                             address is 590 Madison Avenue, New York, New York
                             10022.

CUSIP NO. 81787Q 10 4               13D             Page 22 of 22 Pages

                                                                    Appendix B-1

                    Members of the Investment Committee of
                             Fund II Mgt. Co., LLC


     The following table sets forth the name, business address, and present principal occupation or employment of each member of the investment committee of Fund II Mgt. Co., LLC. Unless otherwise indicated below, each such person is a citizen of the United States. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                            Present Principal Occupation or Employment;
Name                                    Business Address
----                                    ----------------

Kenneth Ch'uan-K'ai Leung   Managing Director of Sanders Morris Harris Inc., his
                            business address is 126 East 56th Street, 24th
                            Floor, New York, New York 10022.
Bruce R. McMaken            Senior Vice President, Investment Banking of Sanders
                            Morris Harris Inc., his business address is 600
                            Travis, Suite 3100, Houston, Texas 77002